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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2002

Commission File Number: 000-30684

BOOKHAM TECHNOLOGY PLC
(Exact name of registrant as specified in its charter)

90 Milton Park, Abingdon,
Oxfordshire OX1 4RY, England
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

        On November 3, 2002, Bookham Technology plc (the "Company") filed a Block Listing Six Monthly Return on Schedule 5 with the UK Listing Authority for the period from May 3, 2002 to November 2, 2002 with respect to the 1995 and 1998 Employee Share Option Schemes and Warrants. A copy of this return is attached as hereto as Exhibit 99.1 and is incorporated herein by reference.

        On November 5, 2002, the Company issued a press release announcing that, at an Extraordinary General Meeting of the shareholders of the Company, the shareholders had passed all resolutions necessary to approve the acquisition of the Optical Transmitter and Receiver and Optical Amplifier Businesses of Nortel Networks Corporation (the "Acquisition"). A copy of this press release is attached as hereto as Exhibit 99.2 and is incorporated herein by reference.

        On November 11, 2002, the Company issued a press release announcing that it had completed the Acquisition on November 8, 2002. A copy of this press release is attached as hereto as Exhibit 99.3 and is incorporated herein by reference.

        On November 13, 2002, the Company announced that it had received notification from AMVESCAP PLC (and subsidiary companies on behalf of discretionary clients) that it now had an interest in 21,412,316 ordinary shares of the Company representing 10.44% of the issued share capital as a non-beneficial holding. The Company also announced that this holding included a holding of 3.93% of the issued share capital by INVESCO Perpetual UK Growth Fund and that INVESCO Perpetual International Core Fund no longer held a notifiable interest in the Company. A copy of this announcement is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

        On November 15, 2002, the Company filed with the UK Listing Authority pursuant to its Listing Rules a Notification of Interests of Directors and Connected Persons for Dr. Giorgio Anania. A copy of this notification is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

        On November 26, 2002, the Company issued a press release announcing a multi-source agreement for tunable laser sources with Agility Communications and Alcatel Optronics. A copy of this press release is attached hereto as Exhibit 99.6 and is incorporated herein by reference.

        On November 27, 2002, the Company issued a press release announcing that it had introduced SAP software to improve links between its customers, partners and workforce. A copy of this press release is attached hereto as Exhibit 99.7 and is incorporated herein by reference.

Exhibits
99.1	Schedule 5, Block Listing Six Monthly Return for the period from May 3, 2002 to November 2, 2002, as filed with the UK Listing Authority on November 3, 2002.
99.2	Press Release issued on November 5, 2002.
99.3	Press Release issued on November 11, 2002.
99.4	Announcement made on November 13, 2002 with respect to the ownership by AMVESCAP PLC of the Company's shares.
99.5	Notification of Interests of Directors and Connected Persons filed with the UK Listing Authority on November 15, 2002 with respect to Dr. Giorgio Anania.
99.6	Press Release issued on November 26, 2002.
99.7	Press Release issued on November 27, 2002.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOOKHAM TECHNOLOGY PLC
Date: December 9, 2002	By:	/s/ GIORGIO ANANIA Name: Giorgio Anania Title: Chief Executive Officer and President

BOOKHAM TECHNOLOGY PLC

INDEX TO EXHIBITS

Exhibit Number	Description	Page
99.1	Schedule 5, Block Listing Six Monthly Return for the period from May 3, 2002 to November 2, 2002, as filed with the UK Listing Authority on November 3, 2002.	2
99.2	Press Release issued on November 5, 2002.	3
99.3	Press Release issued on November 11, 2002.	4
99.4	Announcement made on November 13, 2002 with respect to the ownership by AMVESCAP PLC of the Company's shares.	5
99.5	Notification of Interests of Directors and Connected Persons filed with the UK Listing Authority on November 15, 2002 with respect to Dr. Giorgio Anania.	6
99.6	Press Release issued on November 26, 2002.	8
99.7	Press Release issued on November 27, 2002.	10

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